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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Bancorp Rhode Island, Inc.
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                                (Name of Issuer)

                     Common Stock $0.01 par value per share
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                         (Title of Class of Securities)

                                   059690 10 7
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                                 (CUSIP Number)

                          Margaret D. Farrell, Esquire
                          Hinckley, Allen & Snyder LLP
                                1500 Fleet Center
                         Providence, Rhode Island 02903
                                 (401) 274-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Sections 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g),  check the following box. [ ]

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                             CUSIP No. 059690 10 7
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only). Merrill W. Sherman

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)         Not applicable.
                  (b)         Not applicable.

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3.   SEC Use Only

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4.   Source of Funds (See Instructions) PF

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)

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6.   Citizenship or Place of Organization United States

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Number of               7.  Sole Voting Power
Shares                          219,613*
Beneficially  ------------------------------------------------------------------
Owned by                8.  Shared Voting Power
Each                            0
Reporting     ------------------------------------------------------------------
Person With             9.  Sole Dispositive Power
                                219,613*
              ------------------------------------------------------------------
                       10.  Shared Dispositive Power
                                0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person 219,613*
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12.  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)
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13.  Percent of Class Represented by Amount in Row (11) 5.59%
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14.  Type of Reporting Person (See Instructions) IN
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Item 1.   Security and Issuer
          -------------------

Common Stock $0.01 par value per share ("Common  Stock"),  Bancorp Rhode Island,
Inc., One Turks Head Place, Providence, Rhode Island 02903.

Item 2.   Identity and Background
          -----------------------

     (a)  Merrill W. Sherman;

     (b)  One Turks Head Place, Providence, Rhode Island 02903;

     (c)  President,  Chief  Executive  Officer and  Director  of Bancorp  Rhode
          Island, Inc., (the "Issuer");

     (d)  During  the  last  five  years,  the  Reporting  Person  has not  been convicted in a criminal proceeding;

     (e)  During the last five years,  the Reporting Person has not been a party to a  civil  proceeding  of  a  judicial  or  administrative  body  of competent  jurisdiction  with respect to, and the Reporting  Person is not subject to a judgment,  decree or final order enjoining violations of, or  prohibiting  or mandating  activities  subject to,  federal or state securities laws; and

     (f)  United States.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

The funds used to purchase  certain  securities  herein  described came from the personal  resources of the Reporting Person.  Other securities  described herein were granted by the Issuer as  incentive  compensation.  This amended  filing is being made to report changes in the Reporting Person's  beneficial  ownership of the Common  Stock of the Issuer due to the  scheduled  vesting of certain of the
Reporting Person's options to purchase Common Stock.

Item 4.   Purpose of Transaction
          ----------------------

The Reporting  Person,  who serves as Director,  President  and Chief  Executive
Officer  of the  Issuer  has  acquired  certain  of the  shares  over time as an investment and other shares and options as incentive compensation. The Reporting
Person has no plans, in her capacity as an individual investor,  which relate to or would result in: (a) the  acquisition by any person of additional  securities of the Issuer,  or the  disposition  of the  securities  of the  Issuer;  (b) an extraordinary  corporate  transaction,  such  as a  merger,  reorganization,  or liquidation,  involving  the  Issuer or any of its  subsidiaries;  (c) a sale or transfer  of  a  material  amount  of  assets  of  the  Issuer  or  any  of  its subsidiaries;  (d) any change in the present board of directors or management of the Issuer,  including  any plans or  proposals  to change the number or term of directors  or to fill any  existing  vacancies  on the board;  (e) any  material change in the present  capitalization or dividend policy of the Issuer;  (f) any other  material  change in the  Issuer's  business or corporate  structure;  (g)
changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the  acquisition  of control of the Issuer by any person;  (h) causing a class of  securities  of the Issuer to be delisted from a national  securities  exchange or to cease to be  authorized  to be quoted in an inter-dealer  quotation system of a registered national securities  association;
(i) a class of equity securities of the Issuer becoming eligible for termination of  registration  pursuant  to Section  12(g)(4)  of the Act;  or (j) any action similar to any of those enumerated above.

In her  capacity as a director  or as an  executive  officer of the Issuer,  the
Reporting Person may, from time to time, have a role in formulating  plans which relate  to or would  result  in any of the  foregoing  actions,  which  would be disclosed by the Issuer as required under  applicable law. The Reporting  Person has no such plans in her capacity as an investor.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a)  The aggregate  number of securities  identified  pursuant to Item 1 is
          219,613,  which includes 7,700 Shares of Restricted  Stock and 150,913 options to purchase the Issuer's  Common Stock  exercisable  within 60 days,  representing 5.56% of the class of securities outstanding based upon the most  recently  available  filing  provided  by the  Issuer's transfer agent;

     (b)  The  number of shares  as to which  there is sole  power to vote or to direct the vote is 219,613,  which includes 7,700 Shares of Restricted
          Stock and  150,913  options to  purchase  the  Issuer's  Common  Stock exercisable  within 60 days; the number of shares as to which there is sole power to dispose or to direct the  disposition is 219,613,  which includes  7,700  Shares of  Restricted  Stock and  150,913  options to purchase the Issuer's Common Stock exercisable within 60 days;

     (c)  On July 24, 2002, the Reporting Person exercised certain stock options that were fully vested and exercisable and purchased  10,000 shares of the  Issuer's  Common  Stock at $10.00  per  share,  for an  aggregate purchase price of $100,000;

     (d)  No other  person is known to have the right to receive or the power to direct the receipt of dividends  from,  or the proceeds  from the sale of, such securities;

     (e)  Not applicable.

Item 6.  Contracts,  Arrangements,  Understandings  or  Relationships  with
         ------------------------------------------------------------------
Respect to Securities of the Issuer None.
-----------------------------------------

Item 7.  Material to Be Filed as Exhibits
         --------------------------------
          None.
                                    Signature

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
-----------------
Date

/s/ Merrill W. Sherman
----------------------
Signature

Merrill W. Sherman
President and Chief Executive Officer
-------------------------------------
Name/Title
--------
* Includes 7,700 shares of restricted stock and 150,913 options to purchase the Issuer's Common Stock exercisable within 60 days.